SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January 5, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

A PUBLICLY-TRADED COMPANY

Corporate Taxpayer’s ID (CNPJ/MF): 43.776.517/0001-80

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp, pursuant to CVM Instruction 358, of January 3rd, 2002, and amendments thereto, hereby informs its shareholders and the market in general that today ARSESP published Public Hearing Rule 003/2014, which will provide for the “Presentation and discussion of ARSESP's resolution proposal that provides for the inclusion of contingency tariff mechanisms into Sabesp's water consumption reduction incentive program,” which will take place on 12/29/2014.

The details of this Public Hearing and the Resolution Draft regarding the matter are available on ARSESP's website.

We highlight below the decisions that the Resolution Draft presented for discussion at a public hearing:

 “RESOLUTIONS:

Article 1 - Approve the adoption of the contingency tariff to discourage water consumption at a level higher than the average for the period from February 2013 to January 2014.

Article 2 - Users exceeding the average consumption, calculated for the period from February 2013 to January 2014, defined as the reference consumption, are subject to the contingency tariff represented by:

I - 20% (twenty percent) increase in the tariff, should users exceed by up to 20% (twenty percent) their reference consumption;

II - 50% (fifty percent) increase in the tariff, should users exceed by more than 20% (twenty percent) their reference consumption;

Article 3 - The contingency tariff is applicable to users from all categories, except:

a) users whose monthly water consumption is equal to or lower than 10 m³;

b) new users and users who do not have a consumption average for the period from February 2013 to January 2014; and

c) hospitals, emergency rooms, clinics, police stations, prisons and penitentiaries.

Sole paragraph. Other exclusion cases not provided for in this Resolution shall be sent to SABESP for evaluation.

Article 4 - The contingency tariff is applicable to all municipalities, under ARSESP's regulation, included in SABESP's Water Consumption Reduction Incentive Program.

Article 5 - The contingency tariff shall be in force for the consumption measured as from the date this Resolution is published.

Article 6 - The additional amounts collected by SABESP through the adoption of the contingency tariff should be recorded separately on a specific account and shall be aimed at covering - partially or fully - additional costs arising from the shortage situation.

Sole paragraph. SABESP shall send to ARSESP, on a monthly basis, reports on the amounts collected with the contingency tariff.

Article 7 - Pursuant to the applicable legislation, SABESP should ensure that users' complaints regarding their assessed consumption levels are addressed.

Article 8 - This Resolution shall be in force as from the date of its publication and shall be valid up to the end of 2015 or when the reservoir levels are normalized (whichever occurs first), pursuant to SABESP's invoice delivery and reading schedule.”

São Paulo, December 18, 2014.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: January 5, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.